UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1)

PACIFIC RIM MINING CORP.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

694915208
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Osiris Investment Partners, L.P. Osiris Partners, LLC Paul S. Stuka I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Osiris Investment Partners, L.P. - Delaware Osiris Partners, LLC - Delaware Paul S. Stuka - United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Osiris Investment Partners, L.P. - 0 shares Osiris Partners, LLC - 0 shares Paul S. Stuka - 0 shares
6 Shared Voting Power Osiris Investment Partners, L.P. - 7,796,100 shares Osiris Partners, LLC - 7,796,100 shares Paul S. Stuka - 7,796,100 shares Refer to Item 4 below.
7 Sole Dispositive Power Osiris Investment Partners, L.P. - 0 shares Osiris Partners, LLC - 0 shares Paul S. Stuka - 0 shares
8 Shared Dispositive Power Osiris Investment Partners, L.P. - 7,796,100 shares Osiris Partners, LLC - 7,796,100 shares Paul S. Stuka - 7,796,100 shares Refer to Item 4 below.
9
Aggregate Amount Beneficially Owned by Each Reporting Person
Osiris Investment Partners, L.P. - 7,796,100 shares
Osiris Partners, LLC - 7,796,100 shares
Paul S. Stuka - 7,796,100 shares
Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) Osiris Investment Partners, L.P. – 3.7% Osiris Partners, LLC - 3.7% Paul S. Stuka - 3.7% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Osiris Investment Partners, L.P. - PN (Limited Partnership) Osiris Partners, LLC - OO (Limited Liability Company) Paul S. Stuka - IN (Individual)

Item 1.

(a)	Name of Issuer
Pacific Rim Mining Corp.
(b)	Address of Issuer’s Principal Executive Offices
625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada V6E 2T6

Item 2.

(a)	Name of Person Filing
Osiris Investment Partners, L.P. Osiris Partners, LLC Paul S. Stuka
(b)	Address of Principal Business Office or, if none, Residence
Osiris Investment Partners, L.P. Osiris Partners, LLC Paul S. Stuka c/o Osiris Partners, LLC One Liberty Square 5th Floor Boston, Massachusetts 02109
(c)	Citizenship
Osiris Investment Partners, L.P. - Delaware Osiris Partners, LLC - Delaware Paul S. Stuka - United States
(d)	Title of Class of Securities
Common Shares, no par value (the “Common Shares”)
(e)	CUSIP Number
694915208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Osiris Investment Partners, L.P. - 7,796,100 shares Osiris Partners, LLC - 7,796,100 shares Paul S. Stuka - 7,796,100 shares
(b)	Percent of Class**
Osiris Investment Partners, L.P. - 3.7% Osiris Partners, LLC - 3.7% Paul S. Stuka - 3.7%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
Osiris Investment Partners, L.P. - 0 shares Osiris Partners, LLC - 0 shares Paul S. Stuka - 0 shares
(ii) shared power to vote or to direct the vote**
Osiris Investment Partners, L.P. - 7,796,100 shares Osiris Partners, LLC - 7,796,100 shares Paul S. Stuka - 7,796,100 shares
(iii) Sole power to dispose or to direct the disposition of**
Osiris Investment Partners, L.P. - 0 shares Osiris Partners, LLC - 0 shares Paul S. Stuka - 0 shares
(iv) shared power to dispose or to direct the disposition of**
Osiris Investment Partners, L.P. - 7,796,100 shares Osiris Partners, LLC - 7,796,100 shares Paul S. Stuka - 7,796,100 shares

** Shares reported herein for Osiris Investment Partners, L.P. (the “LP”) represent Common Shares currently beneficially owned and held of record by the LP and Common Shares issuable upon the exercise of warrants beneficially owned and held of record by the LP.  Shares reported herein for Osiris Partners, LLC (“LLC”) represent the above-referenced Common Shares reported for the LP, for which the LLC serves as general partner.  Shares reported herein for Mr. Stuka represent the above-referenced Common Shares reported for the LP and the LLC.  Mr. Stuka serves as the managing member of the LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 14, 2013

OSIRIS INVESTMENT PARTNERS, L.P.

By: Osiris Partners, LLC,
its General Partner

By: /s/ Paul S. Stuka
Paul S. Stuka
Managing Member

OSIRIS PARTNERS, LLC

By: /s/ Paul S. Stuka
Paul S. Stuka
Managing Member

PAUL S. STUKA

/s/ Paul S. Stuka
Paul S. Stuka, Individually